EATON VANCE MANAGEMENT The Eaton Vance Building 255 State Street Boston, MA 02109 Telephone: (617) 482-8260 Telecopy: (617) 338-8054

October 10, 2007

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, NW Washington, DC 20549

Re: Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17-g l (g)(1)(B)(i)(ii),(iii) and (iv) under the Investment Company Act of 1940 is:

(i)	A copy of the fidelity bond;

(ii)	a certified copy of the resolutions of majority of the Trustees who are not interested persons of the Trusts listed on Schedule A approving the bond.

(iii)	a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from September 1, 2007 to September 1, 2008;

(iv)	a statement as to the period for which premiums have been paid; and

(v)	a copy of the agreement between the investment company and each of the named insureds entered into pursuant to paragraph (f) of Regulation 17g-1.

If you have any questions or comments concerning the enclosed, please contact the undersigned at (617) 598-8106 or fax (617) 338-8054.

Sincerely, /s/ Paul M. O’Neil Paul M. O’Neil Vice President

Schedule A

Boston Income Portfolio
Asian Small Companies Portfolio
Capital Growth Portfolio
Cash Management Portfolio
Dividend Income Portfolio
Emerging Markets Portfolio
Emerging Markets Income Portfolio
Floating Rate Portfolio
Global Growth Portfolio
Global Macro Portfolio
Government Obligations Portfolio
Greater China Growth Portfolio
Multi-Cap Growth Potfolio
High Income Portfolio
International Income Portfolio
International Equity Portfolio
Investment Grade Income Portfolio
Investment Portfolio
Large-Cap Growth Portfolio
Large-Cap Portfolio
Large-Cap Value Portfolio
Senior Debt Portfolio
Small-Cap Growth Portfolio
SMID-Cap Portfolio
South Asia Portfolio
Special Equities Portfolio
Tax-Managed Growth Portfolio
Tax-Managed International Equity Portfolio
Tax-Managed Mid-Cap Core Portfolio
Tax-Managed Multi-Cap Growth Portfolio
Tax-Managed Small Cap Value Portfolio
Tax-Managed Small-Cap Growth Portfolio
Tax-Managed Value Portfolio
Dividend Builder Portfolio
Worldwide Health Sciences Portfolio

A-1